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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. __)*


                               E-CRUITER.COM INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


         COMMON STOCK,                                     26831C 10 3
         NO PAR VALUE
------------------------------                    ------------------------------
(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)


                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 5 Pages

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$sn501.DOC

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            26831C 10 3                                     13G                  Page 2 of 5
------------------------------------ --------------------------------------------            --------------------------------------

----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          PAUL CHAMPAGNE
                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
                              ONLY):
----------------------------- ---------------------------------------------------------------------------------------- ------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                           (A) [_]
                                                                                                                           (B) [_]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- -------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               CANADA

------------------------------------ ------ ------------------------------------------------ --------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               2,392,921
              SHARES
                                     ------ ------------------------------------------------ --------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:
             OWNED BY
                                     ------ ------------------------------------------------ --------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          2,392,921
             REPORTING
                                     ------ ------------------------------------------------ --------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:

----------------------------- -------------------------------------------------------------- --------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,392,921

----------------------------- ---------------------------------------------------------------------------------------- ------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                             [ ]
----------------------------- --------------------------------------------------------------------------------------- -------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                      31.1%

----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IN
----------------------------- --------------------------------------------------- -------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 2 of 5 Pages

ITEM 1.  IDENTITY OF ISSUER

         (a)      The name of the issuer is E-Cruiter.com Inc. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 1510-360 Albert Street, Ottawa, Ontario, Canada K1R-7x7.

ITEM 2.  IDENTITY OF PERSON FILING

         (a)      This report is being filed by Paul Champagne.

         (b) Mr. Champagne's address is 141 Kerry Hill Crescent, Dunrobin, Ontario, Canada K0A-2T0.

         (c)      Mr. Champagne is a Canadian citizen.

         (d) This report covers the Issuer's common stock, no par value (the "Common Stock").

         (e)      The CUSIP number of the Common Stock is 26831C 10 3.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

         (a) - (c)         Mr. Champagne beneficially owns 2,392,921 shares of
                           Common Stock, representing 31.1% of the Common Stock.
                           Mr. Champagne has sole voting power and sole dispositive power as to all shares beneficially owned.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.


                               Page 3 of 5 Pages

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10. CERTIFICATION

           Not applicable.













                               Page 4 of 5 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 2000


                                                    /s/ Paul Champagne
                                                    ---------------------------
                                                    Paul Champagne












                               Page 5 of 5 Pages